UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2023

Commission File Number: 001-39169

Natura &Co Holding S.A.
(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A
Parque Anhanguera
São Paulo, São Paulo 05106-000, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM

1.	Notice to Shareholders dated January 13, 2023 by Natura &Co Holding S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ Guilherme Strano Castellan
	Name:	Guilherme Strano Castellan
	Title:	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
	Name:	Itamar Gaino Filho
	Title:	Chief Legal and Compliance Officer

Date: January 17, 2023.

Item 1

Notice to Shareholders dated January 13, 2023 by Natura &Co Holding S.A.

CNPJ/ME No. 32.785.497/0001-97	Publicly-held Company	NIRE 35.3.0053158-2

NOTICE TO SHAREHOLDERS

Natura &Co Holding S.A. (“Company”), in compliance with paragraph 2 of Article 37 of CVM Resolution 81/22, hereby announces that the Annual General Meeting of the Company will be held on April 26, 2023.

The detailed guidelines on the meeting will be timely disclosed by the Company, within the terms of applicable legislation and regulations.

São Paulo, January 13, 2023.

Guilherme Strano Castellan

Financial and Investors Relations Officer